Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-274631 and 333-274631-02

May 13, 2024

LPL Holdings, Inc.

$500,000,000 5.700% Senior Notes due 2027

$500,000,000 6.000% Senior Notes due 2034

Guaranteed as to the Payment of Principal and Interest by

LPL Financial Holdings Inc.

Pricing Term Sheet

This pricing term sheet (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated May 13, 2024 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated September 22, 2023 (as amended on October 17, 2023) (the “Base Prospectus”) included in the registration statement (File Nos. 333-274631 and 333-274631-02) filed with the Securities and Exchange Commission (the “SEC”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and Base Prospectus to the extent inconsistent with the information contained therein.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	LPL Holdings, Inc. (the “Issuer”)

Guarantor:	LPL Financial Holdings Inc. (the “Guarantor”)

Title of Securities:	5.700% Senior Notes due 2027 (the “2027 Notes”) 6.000% Senior Notes due 2034 (the “2034 Notes” and, together with the 2027 Notes, the “Notes)

Maturity Date:	2027 Notes: May 20, 2027 2034 Notes: May 20, 2034

Coupon:	2027 Notes: 5.700% 2034 Notes: 6.000%

Yield to Maturity:	2027 Notes: 5.714% 2034 Notes: 6.040%

Spread to Benchmark:	2027 Notes: +105 bps 2034 Notes: +155 bps

Benchmark:	2027 Notes: UST 4.500% due May 15, 2027 2034 Notes: UST 4.375% due May 15, 2034

Benchmark Price and Yield:	2027 Notes: 99-17+; 4.664% 2034 Notes: 99-02+; 4.490%

Issue Price:	2027 Notes: 99.962% 2034 Notes: 99.703%

Principal Amount:	2027 Notes: $500,000,000 2034 Notes: $500,000,000

Interest Payment Dates:	2027 Notes: May 20 and November 20, beginning on November 20, 2024 2034 Notes: May 20 and November 20, beginning on November 20, 2024

Par Call Date:

2027 Notes: April 20, 2027 (the date that is one month prior to the maturity date of the 2027 Notes)

2034 Notes: February 20, 2034 (the date that is three months prior to the maturity date of the 2034 Notes)

Optional Redemption:

Make Whole Call: Prior to the applicable Par Call Date, the Issuer may redeem the 2027 Notes or the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points in the case of the 2027 Notes and 25 basis points in the case of the 2034 Notes less (b) interest accrued to, but excluding, the redemption date, and

(2)   100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call: On or after the applicable Par Call Date, the Issuer may redeem the 2027 Notes or the 2034 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2027 Notes or the 2034 Notes, as applicable, being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption:	The 2027 Notes are subject to special mandatory redemption as described in the Preliminary Prospectus Supplement. The 2034 Notes will not be subject to the special mandatory redemption.

Joint Bookrunning Managers:

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

BofA Securities, Inc.

Capital One Securities, Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

Morgan Stanley & Co. LLC

Co-Managers:	CIBC World Markets Corp. Goldman Sachs & Co. LLC Barclays Capital Inc. Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

Expected Ratings:*	Baa3 (Moody’s) / BBB- (S&P)

Trade Date:	May 13, 2024

Settlement Date:**	May 20, 2024 (T+5)

CUSIP:	2027 Notes: 50212YAJ3 2034 Notes: 50212YAK0

ISIN:	2027 Notes: US50212YAJ38 2034 Notes: US50212YAK01

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment for the Notes on or about May 20, 2024, which will be the fifth business day following the date hereof (this settlement cycle being referred to as T+5). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer and the Guarantor have filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it toll free by calling J.P. Morgan Securities LLC at 1-212-834-4533, Citigroup Global Markets Inc. at 1-800-831-9146, Citizens JMP Securities, LLC at 1-704-496-5859, Truist Securities, Inc. at 1-800-685-4786 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.